================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                             -----------------------

                              INLAND RESOURCES INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    90336P100
                                 (CUSIP Number)

                                 STEVEN R. KAMEN
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TEL. NO.: (212) 888-5500
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 MARCH 20, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

Cusip No. 90336P100                                                 Page 2 of 14

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Pengo Industries, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N.A.
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas
--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

         NUMBER OF                      428,149
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH              --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER

                                        428,149
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  428,149
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 3 of 14

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Pengo Securities Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N.A.
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

         NUMBER OF                      412,927
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH              --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER

                                        412,927
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  412,927
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 4 of 14

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Randall D. Smith
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N.A.
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

         NUMBER OF                      379,539
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH              --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER

                                        379,539
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  379,539
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 5 of 14

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John W. Adams
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N.A.
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

         NUMBER OF                      16,374
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH              --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER

                                        16,374
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,374
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 6 of 14

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jeffrey A. Smith
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

         NUMBER OF                      16,374
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH              --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER

                                        16,374
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,374
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 7 of 14

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Hampton Investments LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7         SOLE VOTING POWER

         NUMBER OF                      292,098
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8         SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH              --------------------------------------------------
                              9         SOLE DISPOSITIVE POWER

                                        292,098
                              --------------------------------------------------
                              10        SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  292,098
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

Cusip No. 90336P100                                                 Page 8 of 14

                        AMENDMENT NO. 10 TO SCHEDULE 13D
                        --------------------------------

         This Amendment No. 10 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Common Stock"), of Inland Resources, Inc. (the "Issuer"). This Amendment No. 10 is filed by the undersigned to amend Amendment No. 9, filed on November 24, 1998.

Item 2.  Identify and Background.

         Item 2 is hereby amended as follows:

         The following paragraph is hereby added after subparagraph "E" under the first paragraph:

         F. Hampton Investments LLC ("Hampton Investments"). Hampton Investments is a Delaware limited liability company having its principal business address at 885 Third Avenue, 34th Floor, New York, NY 10022. Hampton Investments' principal business is acting as a holding company.

         The second paragraph is hereby deleted and replaced with the following:

         The following persons are not reporting persons but are identified as they are intermediate controlling corporations, limited liability companies or executive officers or directors of a reporting person:

         The following paragraphs are hereby added after subparagraph "C" under the second paragraph:

         D. SDR Group Holdings, Inc. ("SDR"). SDR is a New York corporation having its principal business office at 885 Third Avenue, 34th Floor, New York, NY 10022. SDR's principal business is acting as a holding company.

         E. Solvation Inc. ("Solvation"). Solvation is a Delaware corporation having its principal business office at 885 Third Avenue, 34th Floor, New York, NY 10022. Solvation's principal business is acting as a holding company.

         F. Park Hampton Holdings LLC ("Park Hampton"). Park Hampton is a Delaware limited liability company having its principal business offices at 885 Third Avenue, 34th Floor, New York, NY 10022. Park Hampton's principal business is acting as a holding company.

         G. Partridge Investments LLC ("Partridge Investments"). Partridge Investments is a Delaware limited liability company having its principal business offices at 885 Third Avenue, 34th Floor, New York, NY 10022. Partridge Investments' principal business is acting as a holding company.

         None of the individuals or entities identified above, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Any natural persons identified above are United States citizens.

Cusip No. 90336P100                                                 Page 9 of 14

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended by the addition of the following:

         All of the shares of Common Stock acquired by Hampton Investments were acquired on March 20, 2001 pursuant to a Stock Purchase Agreement, dated March 20, 2001 (the "Stock Purchase Agreement"), between Hampton Investments and Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership ("JEDI"), pursuant to which JEDI agreed to sell and Hampton Investments agreed to buy 292,098 shares of Common Stock and 121,973 shares of Series E Redeemable Preferred Stock of the Issuer (the "Series E Preferred Stock"). The aggregate purchase price paid by Hampton Investments for the 292,098 shares of Common Stock was $100,000.

         Hampton Investments used a contribution from Park Hampton to purchase the shares of Common Stock.

Item 4.  Purpose of Transaction.

         All of the shares of Common Stock, as well as all of the shares of Series E Preferred Stock, owned by Pengo Securities Corp. ("Pengo Securities"), Pengo Industries, Inc. ("Pengo Industries"), Smith Energy Partnership ("SEP"), Randall D. Smith, Jeffrey A. Smith, John W. Adams and Hampton Investments (Pengo Securities, Pengo Industries, SEP, Randall D. Smith, Jeffrey A. Smith, John W. Adams and Hampton Investments, collectively, the "Smith Group") were acquired for investment purposes. The Smith Group intend to review their investments in the Issuer on a continuing basis and will take such actions as they deem appropriate to preserve and enhance the value of their investments. Depending upon their evaluation of a variety of factors and future developments (including, without limitation, the Issuer's business and prospects, market prices of the Common Stock, availability and alternative uses of funds, as well as general and economic conditions), the Smith Group reserve the right to acquire additional shares of Common Stock, as well as other securities of the Issuer, to dispose of some or all of their shares of Common Stock and Series E Preferred Stock, or to formulate other purposes, plans or proposals regarding the Issuer to the extent they deems advisable.

         Pursuant to the terms of the Series E Preferred Stock, the holders of the Series E Preferred Stock have the right, acting separately as a voting group or class, to elect one of the members of the Issuer's Board of Directors. As holder of all the shares of Series E Preferred Stock, Hampton Investments intends to exercise its right to elect a member of the Board of Directors and for such member to be Bruce M. Schnelwar.

         Except as set forth above, none of Pengo Securities, Pengo Industries, Hampton Investments, Mr. Randall Smith, Mr. Jeffrey Smith or Mr. Adams (collectively, the "Reporting Persons") have present plans or proposals which relate to or would result in any matter of the type described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         The information set forth below reflects the one-for-ten reverse stock split effected December 14, 1999.

         (a) The 412,927 shares of Common Stock beneficially owned by Pengo Securities, constituting approximately 14.3% of the outstanding shares of Common Stock, may be deemed beneficially owned by each of Pengo Securities and Pengo Industries.

Cusip No. 90336P100                                                Page 10 of 14

         The 15,222 shares of Common Stock directly owned by SEP, constituting approximately 0.5% of the outstanding shares of Common Stock, may be deemed beneficially owned by Pengo Industries.

         The shares of Common Stock directly owned by Mr. Randall Smith, 87,441 shares, constitute approximately 3.0% of the outstanding shares of Common Stock; the shares of Common Stock directly owned by Mr. Adams, 16,374 shares, constitute approximately 0.6% of the outstanding shares of Common Stock; and the shares of Common Stock directly owned by Mr. Jeffrey Smith, 16,374 shares, constitute approximately 0.6% of the outstanding shares of Common Stock.

         The 292,098 shares of Common Stock owned by Hampton Investments, constituting approximately 10.1% of the outstanding shares of Common Stock, may be deemed beneficially owned by Mr. Randall Smith.

         Collectively, Pengo Securities, Pengo Industries, Mr. Randall Smith, Mr. Adams, Mr. Jeffrey Smith and Hampton Investments beneficially own 840,436 shares of Common Stock, constituting approximately 29% of the outstanding shares of Common Stock of the Issuer. Pursuant to the terms of the Series E Preferred Stock, the Series E Preferred Stock votes with the Common Stock on the basis of one vote for every 10 shares of Series E Preferred Stock held. By virtue of their shares of Common Stock and Series E Preferred Stock, Pengo Securities, Pengo Industries, Mr. Randall Smith, Mr. Adams, Mr. Jeffrey Smith and Hampton Investments hold, collectively, approximately 21.4% of the total voting power of the Issuer.

         (b) Each of Pengo Securities and Pengo Industries may be regarded as having the sole power to vote or to direct the vote or to dispose or to direct the disposition of the shares of Common Stock reported in Item 5(a) above as beneficially owned by Pengo Securities. Pengo Industries may be regarded as having the sole power to vote or direct the vote or to dispose or to direct the disposition of the shares of Common Stock reported in Item 5(a) above as directly owned by SEP. Each of Mr. Randall Smith, Mr. Adams and Mr. Jeffrey Smith has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock reported in Item 5(a) above as owned by such persons. Each of Mr. Randall Smith and Hampton Investments may be regarded as having the sole power to vote or to direct the vote or to dispose or to direct the disposition of the shares of Common Stock reported in 5(a) above as being directly owned by Hampton Investments.

         (c) Pursuant to the Stock Purchase Agreement, Hampton Investments purchased from JEDI 292,098 shares of Common Stock and 121,973 shares of Series E Preferred Stock of the Issuer. The aggregate purchase price paid by Hampton Investments for the Common Shares was $100,000. Except for the foregoing, there have been no transactions by the Reporting Persons in the Common Stock during the sixty days ending March 20, 2001 or at any subsequent date until the date of this report.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety as follows:

         Pursuant to the Stock Purchase Agreement and on the date thereof, Hampton Investments purchased from JEDI 121,973 shares of Series E Preferred Stock and 292,098 shares of Common Stock (such shares of Series E Preferred Stock and Common Stock, collectively, the "Purchased

Cusip No. 90336P100                                                Page 11 of 14

Shares"). The aggregate purchase price paid by Hampton Investments for the 292,098 shares of Common Stock was $100,000.

         In the Stock Purchase Agreement, JEDI agreed to deliver to Hampton Investments certificates representing the Purchased Shares, duly endorsed in blank or accompanied by separate stock powers duly executed in blank. In addition, JEDI represented and warranted to Hampton Investments that, as of the date thereof: (1) it was a partnership duly organized and validly existing under the laws of the jurisdiction of its formation and had the requisite power and authority to execute and deliver the Stock Purchase Agreement and to perform fully its obligations thereunder; (2) the execution, delivery and performance by JEDI of the Stock Purchase Agreement and the transactions contemplated thereby, including, without limitation, the sale of the Purchased Shares by JEDI (i) had been duly authorized by all necessary partnership action, (ii) did not contravene any provision of JEDI's organizational documents; (iii) did not violate, conflict with or result in any breach or contravention of, or the creation of any lien, pledge, charge, claim, option or other encumbrance (collectively, "Liens") under, any agreement to which JEDI was a party or by or to which JEDI was, or the Purchased Shares were or may be, bound or subject;
(iv) did not violate any law or order of any governmental or regulatory authority (a "Governmental Body") applicable to JEDI or to the Purchased Shares; and (v) did not result in the creation of any Lien upon the Purchased Shares;
(3) except for compliance with applicable requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated by the Securities and Exchange Commission thereunder (collectively, "Rule 13d"), no consent, approval, authorization of, action by, notice to, or filing with any Governmental Body or any other person, and no lapse of a waiting period, was necessary or required in connection with the execution, delivery or performance by JEDI of the Stock Purchase Agreement or the transactions contemplated thereby; (4) the Stock Purchase Agreement had been duly executed and delivered by JEDI and constituted a legal, valid and binding obligation of JEDI enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors' rights generally or by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity); (5) JEDI owned beneficially and of record, free and clear of any Lien, and had full power and authority to convey the Purchased Shares free and clear of any Lien and, upon delivery of and payment for the Purchased Shares, Hampton Investments would acquire good and valid title thereto, free and clear of any Lien; (6) there were no brokerage commissions, finder's fees or similar fees or commissions payable by JEDI in connection with the transactions contemplated by the Stock Purchase Agreement based on any agreement, arrangement or understanding with, or action taken by, JEDI; and (7) JEDI acknowledged that Hampton Investments was relying upon the representations and warranties of JEDI in purchasing the Purchased Shares.

         Hampton Investments represented and warranted to JEDI that, as of the date of the Stock Purchase Agreement: (1) Hampton Investments was duly formed and validly existing under the laws of the State of Delaware and had the requisite limited liability company power and authority to execute and deliver the Stock Purchase Agreement and to perform fully its obligations thereunder;
(2) the execution, delivery and performance by Hampton Investments of the Stock Purchase Agreement and the transactions contemplated thereby, including, without limitation, the purchase of the Purchased Shares by Hampton Investments (i) were duly authorized by all necessary limited liability company action; (ii) did not contravene any provision of Hampton Investments' organizational documents; and
(iii) did not violate any law or order of any Governmental Body applicable to Hampton Investments; (3) except for compliance with Rule 13d, no consent, approval, authorization of, action by, notice to, or filing with any Governmental Body or any other person, and no lapse of a waiting period, was necessary or required in connection with the execution, delivery or performance by Hampton Investments of the Stock Purchase Agreement or the transactions contemplated thereby; (4) the Stock Purchase Agreement was duly executed and delivered by Hampton Investments and constituted a legal, valid and binding obligation of Hampton Investments enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of

Cusip No. 90336P100                                                Page 12 of 14

creditors' rights generally or by general principles of equity relating to enforceability (regardless of whether considered in a proceeding at law or in equity); (5) Hampton Investments was acquiring the Purchased Shares for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended; (6) there were no brokerage commissions, finder's fees or similar fees or commissions payable by Hampton Investments in connection with the transactions contemplated by the Stock Purchase Agreement based on any agreement, arrangement or understanding with or action taken by, Hampton Investments; (7) Hampton Investments was an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as presently in effect; (8) Hampton Investments had such knowledge and experience in financial and business matters, including investing in securities of new and speculative companies, as to be able to evaluate the merits and risks of acquiring the Purchased Shares; (9) Hampton Investments acknowledged that the acquisition of the Purchased Shares involved a high degree of risk and represented that it understood the economic risks of such an investment and that it was prepared to bear the economic risk of retaining the Purchased Shares for an indefinite period, all without prejudice, however, to its rights to lawfully sell or otherwise dispose of all or any part of the Purchased Shares held by it;
(10) Hampton Investments had performed its own independent investigation and evaluation of the Issuer and the transactions contemplated by the Stock Purchase Agreement and had not, in connection with the transactions contemplated thereby, relied upon any representations or warranties of any kind whatsoever, whether express or implied by JEDI, any of its affiliates or any of their respective officers, employees, representatives or agents except for such representations and warranties expressly set forth in the Stock Purchase Agreement; and (11) Hampton Investments acknowledged that JEDI was relying upon the representations and warranties of Hampton Investments in selling the Purchased Shares to Hampton Investments.

         JEDI and Hampton Investments further agreed that the Stock Purchase Agreement would inure to the benefit of and be binding upon the successors and permitted assigns of the parties thereto; that the Stock Purchase Agreement could be executed in any number of counterparts and by the parties in separate counterparts, each of which when so executed would be deemed to be an original and all of which taken together would constitute one and the same agreement; that any headings contained in the Stock Purchase Agreement were for convenience of reference only and would not limit or otherwise affect its meaning; that the Stock Purchase Agreement was intended by the parties as a final expression of their agreement and was intended to be a complete and exclusive statement of the agreement and understanding of the parties in respect of the subject matter of the Stock Purchase Agreement; that there were no restrictions, promises, representations, warranties or undertakings other than those set forth or referred to in the Stock Purchase Agreement; that each party was responsible for its own expenses incurred in connection with the execution of the Stock Purchase Agreement and the consummation of the transactions contemplated thereby; and that the Stock Purchase Agreement would be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely within such state. In addition, the parties acknowledged and agreed that the terms and conditions of the Stock Purchase Agreement are confidential and that, except to the extent required by law, neither party would (and each would cause its employees, affiliates and representatives not to) disclose to any person or entity the terms and conditions of the Stock Purchase Agreement, including without limitation, the purchase price. There are no additional terms in the Stock Purchase Agreement other than the purchase price for the Series E Preferred Stock, which is not an equity security of a class which is registered pursuant to Section 12 of the Act.

         Inland Holdings LLC ("Holdings"), Trust Company of the West, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032 ("Fund V"), JEDI, Pengo Securities, SEP, Mr. Randall Smith, Mr. Jeffrey Smith, Barbara Stovall Smith, Mr. Adams, Arthur J. Pasmas (Pengo Securities, SEP, Mr. Randall Smith, Mr. Jeffrey Smith, Ms. Stovall Smith, Mr. Adams and Mr. Pasmas, collectively, the "Smith Parties") and the Issuer entered into a Shareholders

Cusip No. 90336P100                                                Page 13 of 14

Agreement dated as of September 21, 1999 (the "Shareholders Agreement"). Among other things, the Shareholders Agreement provides the Smith Parties with certain tag-along rights in respect of sales or transfers of certain securities of the Issuer by Holdings and its affiliates, and provides Holdings and its affiliates with certain drag-along rights in respect of certain securities of the Issuer held by the Smith Parties. It further provides that the parties shall take such actions as are necessary to maintain the number of directors at six and shall vote or not vote their respective voting securities, as the circumstances require, to ensure the representation of certain shareholders on the board. The Shareholders Agreement is incorporated herein by reference to Exhibit 1.

         Holdings, TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P. ("Portfolio"), JEDI, the Smith Group and the Issuer entered into a Registration Rights Agreement dated as of September 21, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer granted the Smith Group certain demand and piggyback registration rights relating to the Common Stock held by the Smith Group as of the date of the Registration Rights Agreement. The Registration Rights Agreement is incorporated herein by reference to Exhibit 2.

         The foregoing summaries of the Shareholders Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to Exhibits 1 and 2 which are incorporated herein by reference.

         Except for the Stock Purchase Agreement, the Shareholders Agreement and the Registration Rights Agreement, and the other agreements and documents previously filed as Exhibits pursuant to Item 7 below, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the reporting persons or between the reporting persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         (1) Shareholders Agreement, dated September 21, 1999, between Holdings, Fund V, JEDI, the Smith Parties and the Issuer, filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed October 8, 1999 and incorporated herein by reference.

         (2) Registration Rights Agreement, dated September 21, 1999, between Holdings, Portfolio, JEDI, the Smith Group and the Issuer, filed as
Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed October 8, 1999 and incorporated by reference herein.

Cusip No. 90336P100                                                Page 14 of 14

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 23, 2001.


                                   PENGO INDUSTRIES, INC.


                                   By:  /s/  John W. Adams
                                        ---------------------------------------
                                        Name:     John W. Adams
                                        Title:    President


                                   PENGO SECURITIES CORP.


                                   By:  /s/  Steven R. Kamen
                                        ---------------------------------------
                                        Name:     Steven R. Kamen
                                        Title:    Senior Vice President


                                   HAMPTON INVESTMENTS LLC


                                   By:  /s/  Steven R. Kamen
                                        ---------------------------------------
                                        Name:     Steven R. Kamen
                                        Title:    Senior Vice President


                                   /s/  Randall D. Smith
                                   --------------------------------------------
                                   Randall D. Smith


                                   /s/  John W. Adams
                                   --------------------------------------------
                                   John W. Adams


                                   /s/  Jeffrey A. Smith
                                   --------------------------------------------
                                   Jeffrey A. Smith